UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_________
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Teledyne Technologies Incorporated 401(k) Plan
As of December 31, 2018 and 2017
and for the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements and Supplemental Information
December 31, 2018 and 2017, and Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Teledyne Technologies Incorporated 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 26, 2019

We have served as the Plan’s auditor since 2015.

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
	(In thousands)
Assets
Investments, at fair value:
Mutual funds	$428,359	$470,486
Collective trusts	354,382	371,546
Common stock	68,265	63,991
Self-directed brokerage	28,939	29,865
Total investments	879,945	935,888
Notes receivable from participants	13,121	12,822
Net assets available for benefits	$893,066	$948,710
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2018

Additions (deductions):
Contributions:
Employee	$45,285
Employer, net of forfeitures	10,940
Rollovers	7,929
Total contributions	64,154

Investment income (loss):
Interest and dividend income	26,235
Net depreciation in fair value of investments	(65,991)

Net investment income (loss)	(39,756)

Interest income from notes receivable from participants	512
Other income	238
Distributions to participants	(79,902)
Administrative expenses	(890)

Net decrease	(55,644)
Net assets available for benefits:
Beginning of year	948,710

End of year	$893,066
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2018

1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000, and has been subsequently amended and restated effective on December 31, 2015. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code (the Code) limitations, of their eligible wages and contribute them to the Plan. Effective until December 31, 2015, an employee who first became an eligible employee on or after January 1, 2011 was deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages following 90 days of service unless or until such deemed election is revoked. Effective January 1, 2016, an employee who first becomes an eligible employee shall be deemed to have elected to contribute 6% of eligible wages following 90 days of service unless or until such deemed election is revoked. In January 2017, Teledyne Technologies Incorporated reduced the minimum permissible catch-up contributions’ percentage of 5% to 1% for participants who have attained age 50 before the close of the Plan Year. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. Generally, the Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying wages the employee defers to the Plan, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a Company contribution of $375 on or after September 22, 2010, or $400 on or after February 1, 2015, in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $375 on or after September 22, 2010, or $400 on or after February 1, 2015, for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008, received a Company match of 50% of the first 8% of qualifying wages the employee defers to the Plan. Effective January 1, 2016, former employees of the Rockwell Scientific Company shall be provided Company Matching Contributions at the same rate as similarly situated Participants: 50% up to a maximum of $1,000 annually for active Participants in the Teledyne Technologies Incorporated Pension Plan or 50% up to 6% for Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan.
In January 2018, the Plan began allowing participants to make contributions designated as “Roth Contributions”, that is, contributions subject to federal income taxation in the year made but the earnings on which are not subject to federal income tax and “after-tax” contributions that are not Roth contributions. Only pretax and Roth contributions are eligible for the Company match. After-tax contributions are not eligible for the Company match.
In April 2018, the Plan increased the maximum annual company contribution for employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America, in addition to the company match from $400 to $500.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts
Separate accounts are maintained by the record-keeper for each participant. Each participant may direct his or her account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions. The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
 Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pretax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
The Plan’s investments are stated at fair value.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Fidelity Managed Income Portfolio (Fidelity MIP): The beneficial interest of each participant in Fidelity MIP is represented by units. Units are issued and redeemed daily at Fidelity MIP’s constant NAV of $1 per unit. Distribution to Fidelity MIP’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fidelity MIP on a monthly basis, when paid. It is the policy of the Fidelity MIP to use its best efforts to maintain a stable net asset value of $1 per unit; although, there is no guarantee that the Fidelity MIP will be able to maintain this value. Participant directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP. There are no restrictions within the Fidelity MIP related to frequency or notice periods for redemptions out of the Fidelity MIP; however, the Fidelity MIP may take up to 12 months to fulfill a payout in the event that withdrawals are directed by the Plan Sponsor. Any transfers out of the Fidelity MIP must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund can occur.
Collective Trusts: Units held in collective trusts (CT) are valued using the net asset value practical expedient (NAV practical expedient) of the CT as reported by the CT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CT, minus its liabilities, and then divided by the number of units outstanding. The beneficial interest in the net assets of each Portfolio is represented by units. Net asset value per unit is determined each business day. Issues and redemptions of units are recorded, upon receipt of unitholder’s instructions in good order, based on the next determined net asset value per unit, normally each day. In unusual market conditions, in accordance with the Declaration of Trust, the Trustee may in its sole discretion, impose restrictions on issues and redemptions of units. The issuance and redemption provisions of the Underlying Funds are consistent with those of the Portfolios. In certain circumstances units may be purchased or redeemed through the exchange of securities, the fair value of which is used to determine the number of units issued or redeemed.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies Incorporated and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
In accordance with accounting principles generally accepted in the United States (U.S. GAAP), each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2-Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2018 and 2017 (in thousands):

	2018
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual funds	$428,359	$—	$—	$428,359
Common stock	68,265	—	—	68,265
Self-directed brokerage	28,939	—	—	28,939
Total investments in the fair value hierarchy	$525,563	$—	$—	525,563

Investments measured at net asset value as a practical expedient:
Collective trusts (includes Fidelity MIP)				354,382
Total investments at fair value				$879,945

	2017
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual funds	$470,486	$—	$—	$470,486
Common stock	63,991	—	—	63,991
Self-directed brokerage	29,865	—	—	29,865
Total investments in the fair value hierarchy	$564,342	$—	$—	564,342

Investments measured at net asset value as a practical expedient:
Collective trusts (includes Fidelity MIP)				371,546
Total investments at fair value				$935,888

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In August 2018, Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) ASU No. 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.
3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 21, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
In March 2017, the Company submitted to the IRS a request for a compliance statement under the Voluntary Correction Program (VCP) to resolve certain Plan operational failures identified by the Plan administrator.  In August 2018, the IRS approved the corrections of the operational failures disclosed in the compliance statement, and the Company has subsequently corrected some of the operational failures according to the corrective methods agreed with the IRS.  In March 2019, the Company also filed a second VCP submission with the IRS to revise the correction method to an operational failure that was disclosed in the VCP submission to the IRS in March 2017. The Plan administrator and adviser for the Plan believe that these failures and the second VCP application will not adversely impact the tax qualification of the Plan and that the Plan continues to maintain tax qualified status under the applicable sections of the IRC. The Plan administrator believes that the final outcome of the second VCP will not have a material effect on the Plan’s financial statements.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
4. Parties-in-Interest
During 2018, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. The Fidelity managed funds qualify as exempt party in interest transactions. Trustee and investment fees paid by the Plan during 2018 was $0.7 million.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 307,899 and 328,007 shares of Teledyne Technologies Incorporated common stock at December 31, 2018 and 2017, respectively.
5. Risks and Uncertainties
 The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Subsequent Events
Management evaluated subsequent events for the Plan through June 26, 2019, the date the financial statements were available to be issued.
In February 2019, Teledyne acquired the scientific imaging businesses of Roper Technologies, Inc. (“Scientific Imaging”). Scientific Imaging employees who were eligible for the Plan, effective February 5, 2019, were permitted to rollover their eligible account balances from the Roper Technologies, Inc. Employee's Retirement Savings Plan.

Supplemental Information

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2018

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Fidelity	Value Fund K	$23,201
*	Fidelity	Capital Appreciation Fund K	24,234
*	Fidelity	Diversified International Fund K6	32,359
*	Fidelity	Mid-Cap Stock Fund K	38,504
*	Fidelity	Large Cap Stock Fund K6	24,225
*	FIAM Trust Company	Blend Target Date Income CP Q	3,986
*	FIAM Trust Company	Blend Target Date 2005 Pool Q	1,160
*	FIAM Trust Company	Blend Target Date 2010 Pool Q	6,521
*	FIAM Trust Company	Blend Target Date 2015 Pool Q	10,310
*	FIAM Trust Company	Blend Target Date 2020 Pool Q	52,800
*	FIAM Trust Company	Blend Target Date 2025 Pool Q	45,855
*	FIAM Trust Company	Blend Target Date 2030 Pool Q	53,743
*	FIAM Trust Company	Blend Target Date 2035 Pool Q	24,467
*	FIAM Trust Company	Blend Target Date 2040 Pool Q	19,567
*	FIAM Trust Company	Blend Target Date 2045 Pool Q	10,082
*	FIAM Trust Company	Blend Target Date 2050 Pool Q	10,086
*	FIAM Trust Company	Blend Target Date 2055 Pool Q	5,637
*	FIAM Trust Company	Blend Target Date 2060 Pool Q	776
*	Fidelity	Institutional Money Market Inst	49,863
	Wells Fargo Advantage	Emerging Markets Equity R6	4,636
	Invesco	Growth & Income R6	16,134
*	Fidelity	500 Index Fund	113,912
*	Fidelity	Extended Market Index	10,555
*	Fidelity	U.S. Bond Index Fund	45,470
	Loomis Sayles	Core Plus Bond N	15,707
	American Beacon	Small Cap Value Institutional	15,261
	Janus Henderson	Triton Fund Class N	14,298
*	Fidelity	Brokerage Link	28,939
*	Fidelity	Growth Company Pool	79,409
*	Fidelity	Managed Income Portfolio Class 2	29,983
*	Teledyne Technologies Incorporated	Common stock fund, 307,899 shares	68,265
*	Participant loans	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	13,121
			$893,066
	* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2019

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Susan L. Main
Member - Plan Administrative Committee

By:	/s/ Melanie S. Cibik
Member - Plan Administrative Committee

By:	/s/ Stephen F. Blackwood
Member - Plan Administrative Committee

By:	/s/ Jason W. Connell
Member - Plan Administrative Committee